DISTRIBUTION AGREEMENT

                    This Distribution Agreement (“Agreement”), effective as of this 11th day of June 2014 (the “Effective Date”), is made by and between Airmed Biopharma Limited, a company duly incorporated in Ireland and existing under the laws of Ireland (“Company”) with an address at c/o Shane Hogan, Matheson, 70 Sir John Rogerson’s Quay, Dublin 2, and PanAm Global Logistics, Inc., a company duly incorporated in Panama and existing under the laws of Panama (“Distributor”), with an address at Costa del Este, Edificio Top Tower, Piso 9, Unidad 1, Panama, Republica de Panama.

WHEREAS, Company desires to sell to Distributor, and Distributor desires to purchase from Company, the Products (as defined herein) for resale by Distributor in the Territory (as defined herein),

NOW, THEREFORE, in consideration of the agreements and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

1.	Definitions

As used in this Agreement, the following terms have the following meanings. Certain other terms are defined elsewhere in this Agreement.

1.1	“Adverse Event” means any untoward medical occurrence in a patient or clinical investigation subject administered a Product, whether or not caused by the treatment, including any unfavorable and unintended sign (including an abnormal laboratory finding), symptom or disease (including clinically significant worsening of a disease or pre-existing condition) temporally related to a Product. Adverse Event also means any report of lack of efficacy of a Product and any treatment of a pregnant woman, any abuse or overdose (accidental or intentional), any other accidental exposure, and lack of expected pharmacological action temporally related to a Product.
1.2	“Affiliate” means, with respect to a party, any person that, directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such party. For purposes of this definition and Section 10.4, “control” and, with correlative meanings, the terms “controlled by” and “under common control with” as used with respect to a person means (a) the possession, directly or indirectly, of the power to direct, or cause the direction of, the management or policies of such person, whether through the ownership of voting securities, by contract relating to voting rights or corporate governance, or otherwise, or (b) the ownership, directly or indirectly, of more than fifty percent (50%) of the voting securities or other ownership interest of a person.
1.3	“Applicable Law” means all applicable laws, statutes, ordinances, rules, regulations, judgments, injunctions, guidelines, guidance, orders and decrees.
1.4	“Carton” means a single package containing one month’s supply of Product for a single patient, comprising thirty 30 capsules of Product.
1.5	“Confidential Information” means any and all information or material, whether oral, visual, in writing or in any other form, that, at any time before, on or after the Effective Date, has been or is provided, communicated or otherwise made known to the receiving party by or on behalf of the disclosing party pursuant to this Agreement, or in connection with the transactions contemplated hereby or any discussions or negotiations with respect thereto, any data, ideas, concepts or techniques contained therein and any modifications thereof or derivations therefrom. Notwithstanding the foregoing, all complaints and adverse events related to the Products disclosed by Distributor to Company hereunder shall be the Confidential Information of Company and Company shall be the disclosing party with respect thereto.
1.6	“Country” means a country within the Territory.
1.7	“GDP” means the then-current standards for good distribution practices as promulgated under Applicable Laws.
1.8	“Losses” means any and all claims, losses, obligations, liabilities, costs and expenses, including related interest, penalties and reasonable attorneys’ fees and disbursements.
1.9	“Product” means each product listed in Schedule 1.
1.10	“Product Quality Complaint” means any and all manufacturing or packaging-related complaints related to a Product, including (a) any complaint involving the possible failure of such Product to meet any of the specifications for such Product or (b) any dissatisfaction with the design, package or labeling of such Product.
1.11	“Territory” means Brazil, Colombia, Costa Rica, Dominican Republic, Ecuador, Guatemala, Panama, Venezuela, Republic of Malawi, and Egypt, and such other countries as may be added to the Territory in accordance with Section 2.2.
1.12	“Trademarks” means the trademarks listed in Schedule 1.

(1)

2.	Scope and Restrictions

2.1	Appointment as Distributor. Company hereby appoints Distributor to market, distribute, offer for sale and sell the Products in the Territory subject to Section 2.3, and Distributor hereby accepts such appointment. Distributor may promote and sell the Products within the Territory only. Distributor may not directly or indirectly market, promote, solicit sales or sell the Products to customers anywhere outside of the Territory, or ship or export any Products to any destination outside the Territory. Distributor shall promote and sell the Products in the Territory based on sound competition and in a nondiscriminatory manner. If Distributor or any of its Affiliates receive any orders for Products from outside the Territory, Distributor shall promptly refer such orders to Company.
2.2	Territory. At any time before the first anniversary of the Effective Date, Distributor may elect to add additional territories upon written notice to Company and each such country shall be added to the Territory upon the date that Company receives such written notice relating to such country, based upon agreed upon quotas.
2.3	Exclusivity. The appointment of Distributor shall initially be on a non-exclusive basis with respect to each Country within the Territory once Distributor has purchased an initial order. If Distributor fails to achieve the Target Sales for a particular Country by the Target Date for such Country, the Company, at its sole discretion, shall be entitled to terminate this Agreement in its entirety or with respect to such Country only, pursuant to Section 8.3, with immediate effect upon written notice to Distributor.
2.4	Product Prices. Company shall supply Products to Distributor at a twenty-five (25) percent discount on the Company’s list price for the Product (“List Price”). The List Price for the Product as at the Effective Date is specified in Schedule 2. Company may adjust the List Price from time to time during the term of the Agreement, effective upon thirty (30) days notice to Distributor. The parties agree that, upon the failure of Company to deliver all or any portion of a purchase order within sixty (60) days after the requested delivery date specified in the purchase order for reasons other than those attributable to Distributor, then, Distributor shall be released from the obligation to purchase such delayed quantities. Subject to the foregoing, Company shall have no liability if for any reason Company is unable to deliver any Product ordered by Distributor by the requested delivery date.
2.5	Product Specifications and Acceptance of Delivered Products. Company warrants that, at the time of delivery thereof, the Products shall be of the kind and quality described in the product specifications set forth on Schedule 3. Distributor shall inspect the Products upon customs release in the Territory in order to verify that the delivery conforms to the applicable purchase order and that the packaging and labeling is undamaged. If any obvious physical, packaging or labeling damage or defect is evident upon visual inspect of the Product and discoverable without affecting the integrity of the Product packaging, Company shall, upon receipt of written notification by Distributor within five (5) business days after customs release, replace the defective Product, packaging or labeling promptly and pay all freight and duty with respect to such replacement, provided that Distributor shall have returned the defective Product to Company. If Distributor fails to notify Company in writing within ten (10) business days after customs release of any defective Product, packaging or labeling, delivered Products shall be considered accepted by Distributor and as conforming to this Agreement.
2.6	No Returns. All sales of Product under this Agreement are final. Distributor shall not have the right to return any Product to Company, except in the case of a defect notified by Distributor in accordance with Section 2.5. In the event that Company receives any returned Product from a third party, Company shall notify Distributor of such returned Product.
(2)

3.	Distributor Rights and Obligations

3.1	Terms and Conditions of Resale. Subject to the terms and conditions of this Agreement, Distributor shall have sole discretion over the terms and conditions of the sale of the Products in the Territory. Without limiting the generality of the foregoing, Distributor shall have sole discretion over Distributor’s price(s) for the Products and any pricing, discount and credit policies for its customers and shall be responsible for all costs and credit risks associated with sale and shipment of the Products to Distributor’s customers, including shipping and insurance costs, risks of its customers’ credit, returns and debt collection for any and all Product purchases made by Distributor’s customers. Distributor shall be responsible for (a) Product order processing, tracking and fulfillment, (b) processing and payment of chargebacks and rebates with respect to Products and (c) processing of returns of Products to Distributor.
3.2	Product Packaging. Distributor shall sell the Products in the original packaging as supplied by Company and shall not change any marking or other legend on the packaging, labels or instruction for use without Company’s prior written consent. If Company consents to any such changes; such changes shall be effected at Company’s sole cost and expense. In case Applicable Law requires modification of any packaging, labels or instructions for use in the Territory, Distributor shall immediately notify Company thereof.
3.3	Trademarks. Distributor shall sell the Products under the Trademarks in accordance with the instructions regarding use of the Trademarks that Company may issue from time to time. Company hereby grants to Distributor a non-exclusive, non-sublicensable, royalty-free license to use the Trademarks solely for the purposes set forth in this Agreement, which license shall terminate upon the expiration or termination of this Agreement. Distributor shall ensure that each reference to and all use by it of any of the Trademarks, or any label, packaging, pamphlet, promotional or advertising material or other document is in accordance with such instructions. Distributor shall not, and shall cause its Affiliates not to, use the Trademarks in any manner whatsoever that may jeopardize the significance, distinctiveness or validity thereof. Distributor agrees that all right, title and interest in and to the Trademarks shall at all times remain the exclusive property of Company and any use of the Trademarks in the Territory shall inure to the benefit of Company only and not Distributor. Distributor hereby recognizes the validity of the Trademarks and the registrations thereof, and shall not, and shall cause its Affiliates not to, during the term of this Agreement or thereafter, contest the validity thereof. Distributor acknowledges that all use of the Trademarks by or on behalf of Distributor shall inure to the benefit of Company or its Affiliates, as the case may be. Distributor shall not be entitled to any compensation for any increase in the value of the Trademarks or in the goodwill associated therewith.
3.4	Safety Stock. Distributor shall at all times maintain an adequate stock of Products to cover at least one (1) months’ demand and Distributor’s Forecasts (defined in Section 5.2) and purchase orders shall be submitted accordingly.
3.5	Monthly Reports. No later than six (6) business days after the end of each month, Distributor shall submit to Company a monthly written report including, but not limited to, on a Country-by-Country basis the number of Cartons sold, resale price of each Carton, customer details, marketing activities and inventory of the Products. Unless otherwise agreed by the parties, all such reports shall be made using the template attached hereto as Schedule 4.
3.6	Records and Audits. Distributor shall maintain, and shall cause its Affiliates to maintain, complete and accurate books and records in such detail as is necessary to verify Distributor’s compliance with its obligations hereunder. Such books and records shall be maintained for a period of at least five (5) years after the end of the calendar year in which they were generated, or for such longer period as may be required by Applicable Law. Not more than twice during any twelve (12)-consecutive month period, Distributor shall permit Company or its authorized representatives to inspect, verify and audit Distributor’s compliance with Applicable Law and this Agreement, including Distributor’s books and records and to audit Distributor’s working methods and procedures with respect to the Products, provided that Company shall be entitled to conduct additional inspections and audits in the event (a) Distributor receives any notice of inspection or violation of Applicable Law from any governmental authority to the extent related to any Product or (b) if any audit reveals that Distributor is or was not in material compliance with this Agreement or with Applicable Law to the extent related to any Product, in either case ((a) or (b)), as may be reasonably required by Company to determine whether Distributor has appropriately remedied any such violation or non-compliance. Such audits shall be conducted and shall take place, and Distributor shall, and shall cause its Affiliates to, make such books and records available, during normal business hours at the facilities where such books and records are maintained. If and to the extent Products are stored by a third party on behalf of Distributor, Distributor shall arrange for an audit by Company or its representatives at the facilities of such third party. Following each such audit, Company shall discuss its observations and conclusions with Distributor and Distributor shall implement such corrective actions as may be reasonably determined by Company within sixty (60) days after notification thereof by Company.
3.7	Compliance with Laws. Distributor shall at all times comply with Applicable Law, including GDP. In furtherance of the foregoing, Distributor shall (a) store, handle and distribute the Products in clean and sanitary conditions as required to maintain the quality and traceability of the Products, (b) comply with Applicable Law related to the storage, handling, distribution, marketing and sale of the Products, including applicable recordkeeping obligations and (c) not market the Products in any manner that is inconsistent with the labeling of the Products or Applicable Law or otherwise make any false or misleading representations to customers or others regarding the Products.
3.8	Import Requirements.
a)	Distributor shall obtain, at Distributor’s cost, all licenses and permits and satisfy any formalities required to import the Products and any related documentation (collectively, “Company Material”) into the Territory in accordance with Applicable Law.
b)	Distributor shall be the importer of record into the Territory for all importations of Company Material and shall comply with and bear sole legal and financial responsibility for complying with Applicable Law relating to the shipment, transport and importation of Company Material in the Territory. Distributor shall be solely responsible for any and all duties, fines, penalties and similar charges resulting from non-compliance with Applicable Law related to customs and imports in the Territory, including but not limited to tariff classification, valuation, country of origin marking, labeling, import permits or licenses, quota or other restrictions or requirements applicable in the Territory or if the Company Material has not been transported or imported into Territory, in accordance with Applicable Law.
3.9	Export and Trade Controls.
a)	Distributor is aware of, and covenants and agrees to observe and comply fully with, Applicable Law related to export control and economic sanctions of the European Union and EU Member States, the Territory, and the United States, including but not limited to the EU export controls on dual-use items established according to Council Regulation 428/2009 (“EU Dual-use Regulation”); EU economic and financial sanctions imposed pursuant to EU Regulations and any other restrictive measures imposed pursuant to Member States’ export control and sanctions regulations; Applicable Law of the United States, including but not limited to the Export Administration Regulations (“EAR,” 15 C.F.R. Parts 730-774) and economic sanctions laws and regulations maintained and implemented by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC,” through 31 C.F.R. Part 500 et seq. and pursuant to various executive orders and statutes administered by OFAC); and any other Applicable Law related to export controls and economic sanctions of other jurisdictions to the extent compliance with such Applicable Law is not prohibited or penalized by Applicable Law of the United States (collectively, “Export and Trade Controls”).
b)	Without limiting the generality of the foregoing, Distributor expressly agrees that it shall not export (directly or indirectly), re-export, divert or otherwise transfer Company Material to any destination, entity or individual restricted or prohibited from receiving such Company Material by applicable Export and Trade Controls without obtaining all required governmental licenses or other authorizations.
c)	Distributor expressly agrees not to sell, ship or otherwise transfer Company Material to entities or persons identified on, or owned or controlled by entities or persons identified on, any applicable governmental list of denied or restricted parties, including but not limited to the EU Consolidated List of Designated Parties, maintained by the European Union; the Consolidated List of Assets Freeze Targets, maintained by HM Treasury (U.K.); the UN Consolidated List, maintained by the UN Security Council Committee; and the various restricted-party lists and measures maintained by the U.S. Departments of Commerce, State and Treasury, including the List of Specially Designated Nationals and Blocked Persons, the Denied Persons List, the Unverified List, the Entity List, the Debarred List and the nonproliferation sanctions lists (collectively, “Lists of Restricted Parties”). Distributor acknowledges that the Lists of Restricted Parties are frequently updated and that the lists maintained by the U.S. government can presently be accessed at: http://export.gov/ecr/eg_main_023148.asp. It is the responsibility of Distributor to ensure that it is not engaging with entities or persons subject to trade restrictions and to routinely check the updated Lists of Restricted Parties. Because nothing in this Agreement is meant to require compliance with Applicable Law of a jurisdiction other than the United States where such compliance would be prohibited or penalized by Applicable Law of the United States, a “restricted party” in this context does not include entities or persons that are subject to boycotts that the United States does not endorse (such as the Arab League boycott of Israel).
d)	In no event shall Company be obligated under this Agreement to take any action or omit to take any action that Company believes, in good faith and in its sole discretion, would cause it to be in violation of or subject to penalties under Applicable Law, including without limitation, Export and Trade Controls.
e)	In the event Company concludes, in its sole discretion, that Distributor has failed to meet its obligations under Sections 3.8 or 3.9, or any Affiliate of Distributor is identified on any applicable Lists of Restricted Parties or is subject to any denial of export privileges, Company shall be entitled to terminate this Agreement, pursuant to Section 8.3, with immediate effect upon written notice to Distributor.

3.10	Regulatory Approvals. Distributor shall be solely responsible for securing, at Distributor’s cost, all governmental or regulatory authority approvals, registrations, permits and licenses necessary to market, promote, offer for sale, sell, supply and distribute the Product in the Territory (“Regulatory Approvals”). To the extent permitted by Applicable Law, Company shall obtain all such Regulatory Approvals in the name of Company. Subject to compliance with Export and Trade Controls, Company shall make available to Distributor all information in its possession related to the Product and reasonably necessary to obtain such Regulatory Approvals in the language of the Territory. Distributor shall use such information solely for purposes of obtaining Regulatory Approvals in the Territory, and all such information shall be Confidential Information of Company. The Company or its designee shall own all such Regulatory Approvals. If any necessary Regulatory Approval has not been achieved or Distributor has failed to inform Company in writing that any Regulatory Approval is not necessary, Company shall be entitled to terminate this Agreement in its entirety or with respect to the affected Country only, pursuant to Section 8.3, with immediate effect upon written notice to Distributor. Distributor shall provide Company with (a) copies of any and all written or electronic correspondence relating to any Product received from any governmental authority and (b) copies of any and all meeting minutes and summaries of all meetings, conferences and discussions relating to any Product with any governmental authority, including copies of all contact reports, in each case ((a) and (b)), within five (5) business days of its receipt or production of the foregoing, as applicable.
3.11	Promotional Materials. Distributor shall not use any promotional materials in connection with the marketing, sale or distribution of the Products without Company’s prior written approval, provided that notwithstanding any review and approval by Company of any promotional materials, Company shall have no liability whatsoever to Distributor or any other person in connection with any promotional material created or used by Distributor.
3.12	Intellectual Property Infringements. Distributor shall without delay notify Company of infringements or potential or suspected infringements by third parties, including counterfeits, of any intellectual property rights concerning the Products that become known to Distributor. Distributor shall at Company’s request assist Company in any action that Company deems necessary in order to investigate and stop any infringement. Company shall reimburse Distributor for its direct costs incurred in such assistance. Distributor is not entitled to take any measures of its own against an infringement without the prior written consent of Company.
3.13	Non-Competition. During the term of this Agreement, Distributor shall not manufacture, have manufactured, market, distribute, offer for sale or sell in the Territory, any product that competes with the Products, without Company’s prior written consent.
3.14	Taxes. Distributor shall be responsible for any national or local sales or use tax, value added tax or international sales tax, excise or similar charge or other assessment (other than that assessed against income). Where any sum due to be paid to either party hereunder is subject to any withholding or similar tax, the parties shall use their best efforts to do all such acts and to sign all such documents as will enable them to take advantage of any applicable double taxation agreement or treaty. In the event there is no applicable double taxation agreement or treaty, or if an applicable double taxation agreement or treaty reduces but does not eliminate such withholding or similar tax, a party making a payment hereunder shall pay such withholding or similar tax to the appropriate government authority, deduct the amount paid from the amount due to the party receiving a payment hereunder and secure and send to such party evidence of the tax payment made to the government authority.

(3)

4.	Quality Control

4.1	Traceability. Distributor shall ensure traceability for all Products in accordance with Company’s Standard Operating Procedures.
4.2	Product Quality Complaints. Distributor shall notify Company of any Product Quality Complaint promptly and in any event within twenty-four (24) hours of Distributor’s receipt of such Product Quality Complaint. Distributor shall provide Company with such further information and assistance in investigating such Product Quality Complaint as Company may reasonably request.
4.3	Adverse Events. Company may establish and provide to Distributor policies and procedures for reporting Adverse Events and Distributor shall comply with such policies and follow such procedures as may be updated from time-to-time by written notice from Company to Distributor. Distributor shall report to Company any information that becomes known to Distributor from any source in any form relating to an Adverse Event concerning the Product, that suggests a significant risk in humans exposed to the Product or that otherwise relates to the safety of the Product (collectively, “Relevant Safety Information”). Distributor shall report such Relevant Safety Information to Company as soon as it becomes available, but in any event within twenty-four (24) hours of becoming aware of such Relevant Safety Information. All such Relevant Safety Information shall be transmitted in English in accordance with the policies and procedures provided to Distributor in accordance with this Section 4.3 and such other instructions as Company shall provide to Distributor from time-to-time. Such report shall include the incidence and, if requested by Company, the severity of the Adverse Event. Upon Company’s receipt from Distributor of any Relevant Safety Information (whether pursuant to this Section 4.3 or otherwise), Distributor shall, if requested, provide such further information and assistance as Distributor may reasonably require in connection with such Relevant Safety Information.

4.4	Recalls. In the event that any recall of a Product in the Territory shall be required by a governmental authority, or Company shall voluntarily determine to recall any Product or take any other market withdrawal action with respect to any Product, Company shall be responsible for the overall management of such recall or market withdrawal, including communicating with governmental authorities with respect thereto, and Distributor shall conduct the recall or market withdrawal as directed by Company. Company shall be responsible for all recall or market withdrawal expenses, except to the extent such recall or market withdrawal results from a breach of this Agreement by Distributor, in which event Distributor shall reimburse Company for all expenses incurred by Company or its Affiliates in connection with such recall or market withdrawal to the extent attributable to such breach. Prior to determining whether to implement a recall or market withdrawal with respect to a Product in the Territory, Company shall consult in good faith with Distributor, provided that if the parties do not agree whether a recall or market withdrawal should be implemented, the decision to initiate a recall or market withdrawal shall be made by Company in its sole discretion. Distributor shall not implement a recall or other market withdrawal in the Territory with respect to any Product without the prior written consent of Company. Distributor shall notify Company immediately of any event or circumstance that may warrant a recall or market withdrawal of any Product.

4.5	Regulatory Inspection. In the event of any inspections or audits by any governmental authority of Distributor’s premises or, if applicable, any of its Affiliates’ premises to the extent related to any Product, Distributor promptly shall notify Company and shall furnish to Company any reports by such authority to the extent applicable to any Product as promptly as practicable following receipt thereof by Distributor. Distributor shall provide Company the opportunity to review and approve any and all submissions to any governmental authority to the extent related to any Product prior to the submission thereof.

(4)

5.	Target Sales, Forecasts, Orders and Promotional Activities
5.1	Target Sales. Distributor shall use its commercially reasonable efforts to achieve the following monthly sales of Product (the “Target Sales”) in each Country by the following date (the “Target Date”):
Country	Monthly Sales of Cartons	Target Date
Panama	2,500	31 December 2014
Malawi	2,500	31 December 2014

Thereafter, for each Country, the Target Sales shall be increased annually by an amount equal to twenty percent (20%) of the greater amount of the Target Sales for the previous year or the actual sales of Product in such Country in the previous year.

Forecasts. No later than one (1) week prior to the end of each month beginning the third (3rd) month after the Effective Date of this Agreement, Distributor shall provide a forecast of its estimated monthly requirements of the Products for at least the twelve (12) month period beginning with the following month on a Country by Country basis (each, a “Forecast”).

5.2	Orders and Shipment. Distributor shall submit purchase orders to Company from time-to-time. Each purchase order shall specify the number of Cartons required per Country and the requested delivery date, which date shall be no less than thirty (30) days after the date of the purchase order (each a “Firm Order”). Distributor shall pay fifty (50) percent of the price for each delivery of Products on the date of the purchase order and shall effect payment of the balance not later than ten (10) days prior to the requested delivery date thereof as specified in the applicable purchase order. In any month, Distributor may place orders for more Product than is set out in the Firm Order for such month, provide that Company may reject any purchase orders in excess of ten (10) percent or more of the Firm Order for the applicable month. Products shall not be shipped prior to receipt of payment by Company. If full payment is not received at least ten (10) days prior to the requested delivery date thereof as specified in each purchase order, such purchase order shall be considered cancelled. Products shall be delivered CIP (Incoterms 2010) to Panama City, Panama. Title to and risk of loss of Product supplied hereunder shall pass to Distributor upon delivery.
5.3	Annual Marketing and Promotional Activities Plan. Distributor shall use its best efforts to develop the business with respect to the Products in the Territory, following the global strategy outlined by Company for the Products from time-to-time. Without limiting the generality of the foregoing, Distributor shall conduct the promotional activities outlined in the Marketing Plan for each calendar year. Distributor shall maintain an adequate promotional and selling organization so as to keep proper contacts with prospective customers. The activities of the Distributor shall be evaluated by Company on a continuous basis. Distributor shall, before October 1 every year during the term of the Agreement, submit an annual promotional and marketing plan (each, a “Marketing Plan”) for the coming calendar year to Company for negotiation between the parties and mutual approval. Such Marketing Plan shall include:
a)	Description of the existing and potential market;
b)	Projected sales of the Products for the applicable year;
c)	Coverage of relevant customer groups by sales representatives;
d)	Requirements for promotional material;
e)	Proposal for advertising and other promotional efforts;
f)	List of planned activities such as workshops for the education and training of the customers;
g)	Launch date for the Products, if applicable; and
h)	Such additional information as Company may reasonably request.
5.4	Promotional Material. Distributor shall submit all promotional material relating to the Products to Company for review and approval at least ten (10) days prior to intended use of such materials.
5.5	Meetings. At the request of Company, meetings shall take place between Company and Distributor for discussing the various aspects of (e.g., advertising and sales) promotion activities to be performed.

(5)

6.	Representations and Warranties

6.1	Ethical Business Practices.

a)	Distributor hereby represents and warrants that (i) in carrying out its responsibilities under this Agreement, Distributor and its owners, directors, officers, partners, employees and agents shall not pay, offer or promise to pay, or authorize the payment directly or indirectly, of any monies or anything of value to (1) any official, employee, or representative of any government or government agency, any entity that is owned or controlled by a government or government agency, or any public international organization or (2) any political party or candidate for public office, for the purpose of influencing any act or decision of such person or entity, or of the government, to obtain or retain business; (ii) Distributor and its owners, directors, officers, partners, employees and agents shall not pay, offer or promise to pay, or authorize the payment directly or indirectly, of any monies or anything of value to a director, officer or employee of another company or organization in the private sector or to an intermediary for another company or organization in the private sector with the intent of causing the recipient or some other person to violate his or her duty of loyalty to such other company or organization or as a reward for having done so; and (iii) no owner, director, officer, partner, employee or agent of Distributor or of any of its Affiliates is or will become an official or employee of a government during the term of this Agreement without the prior written consent of Company.

b)	Distributor shall maintain true, accurate and complete books and records sufficient to demonstrate compliance with the representations and warranties in the Agreement, including, without limitation, this Section 6.1.

c)	In the event Company has reason to believe that a breach of any of the representations and warranties in this Section 6.1 has occurred or may occur, Company may (i) withhold further delivery of Products to Distributor until such time as it has received confirmation to its satisfaction that no breach has occurred or will occur, (ii) audit Distributor’s financial and other books and records in order to satisfy itself that no breach has occurred and (iii) terminate this Agreement, pursuant to Section 8.3, with immediate effect upon written notice to Distributor. Company shall not be liable to Distributor for any Losses related to Company’s decision to withhold delivery under this provision.
d)	In no event shall Company be obligated under this Agreement to take any action or omit to take any action that Company believes, in good faith, would cause it to be in violation of Applicable Law, including, without limitation, the U.S. Foreign Corrupt Practices Act.
e)	In the event of a breach of any of the representations and warranties in this Section 6.1, this Agreement shall be void ab initio without the requirement of any written notice of cancellation or termination and the indemnification available to Company and its related parties under Section 9 shall apply.
6.2	Debarment. Neither Distributor nor any of its Affiliates nor any of their respective employees is (a) under investigation by any governmental or regulatory authority for debarment action or (b) presently debarred under Applicable Law.
6.3	Additional Representations and Warranties. Each party hereby represents and warrants to the other party as follows:
a)	Such party (i) is duly incorporated or formed and in good standing under the laws of the jurisdiction of its incorporation or formation, (ii) has the power and authority and the legal right to enter into this Agreement and perform its obligations hereunder and (iii) has taken all necessary action on its part required to authorize the execution and delivery of this Agreement and the performance of its obligations hereunder. This Agreement has been duly executed and delivered on behalf of such party and constitutes a legal, valid and binding obligation of such party and is enforceable against it in accordance with its terms, subject to the effects of bankruptcy, insolvency or other similar laws of general application affecting the enforcement of creditor rights and judicial principles affecting the availability of specific performance and general principles of equity, whether enforceability is considered a proceeding at law or equity.
b)	All necessary consents, approvals and authorizations of all governmental authorities and other persons required to be obtained by such party in connection with the execution and delivery of this Agreement and the performance of its obligations hereunder have been obtained.
c)	The execution and delivery of this Agreement and the performance of such party’s obligations hereunder (i) do not and will not conflict with or violate any requirement of Applicable Law or any provision of the articles of incorporation, bylaws or other constituting documents of such party and (ii) do not and will not conflict with, violate, or breach, or constitute a default or require any consent under, any contractual obligation or court or administrative order by which such party is bound.
6.4	Disclaimer of Warranty. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH HEREIN, NEITHER PARTY MAKES ANY REPRESENTATIONS OR EXTENDS ANY WARRANTIES, EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF QUALITY, MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE OR ANY WARRANTY AS TO THE VALIDITY OF ANY PATENTS OR THE NON-INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.
(6)

7.	Confidentiality

7.1	Confidential Information. Subject to the provisions of Sections 7.2 and 7.3, at all times during the term of this Agreement and for ten (10) years following the expiration or termination of this Agreement, each party (a) shall keep completely confidential and shall not publish or otherwise disclose any Confidential Information furnished to it by the other party, except to those of its employees, Affiliates or consultants who have a need to know such information to perform its obligations or exercise its rights hereunder (and who shall be advised of the parties’ obligations hereunder and who are bound by confidentiality obligations with respect to such Confidential Information no less onerous than those set forth in this Agreement) (collectively, “Recipients”) and (b) shall not use Confidential Information of the other party directly or indirectly for any purpose other than performing its obligations or exercising its rights hereunder. Each party shall be jointly and severally liable for any breach by any of its Recipients of the restrictions set forth in this Agreement.

7.2	Exceptions to Confidentiality. The obligations set forth in Section 7.1 shall not extend to any Confidential Information:

a)	that is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of a party or its Recipients;

b)	that is received from a third party without restriction and without breach of any obligation of confidentiality between such third party and a party;

c)	that a party can demonstrate by competent evidence was already in its or its Recipients’ possession without any limitation on use or disclosure prior to its receipt from the other party; or

d)	that is generally made available to third parties by the other party without restriction on disclosure.

7.3	Permitted Disclosures. Each party and its Recipients may disclose Confidential Information to the extent that such disclosure is:

a)	made in response to a valid order of a court of competent jurisdiction or other governmental authority, provided that a party making such disclosure shall first have given notice to the other party and given the other party a reasonable opportunity to quash such order or to obtain a protective order requiring that the Confidential Information or documents that are the subject of such order be held in confidence by such court or governmental authority or, if disclosed, be used only for the purposes for which the order was issued and provided further that if a disclosure order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order shall be limited to that information which is legally required to be disclosed in such response to such court or governmental order; or

b)	otherwise required by Applicable Law, in the opinion of counsel to the party making such disclosure, provided the party uses commercially reasonable efforts to obtain a protective order or other reliable assurance that confidential treatment will be accorded to the Confidential Information so disclosed.

(7)

8.	Term and Termination
8.1	Term. Unless earlier terminated in accordance with the terms hereof, this Agreement shall be valid for a period of five (5) years from the Effective Date, and may thereafter be extended for an additional five (5) year period, subject to agreement between the parties on Target Sales requirements for the additional five (5) year term. Distributor shall not be entitled to any compensation in case the parties fail to extend this Agreement.
8.2	Mutual Termination. This Agreement may be terminated by either party if the other party:
a)	is in breach of any obligation under this Agreement, provided that if the breach is remediable, the Agreement shall not be terminated if the breaching party, within thirty (30) days after written notice sent by the terminating party, has remedied the breach,
b)	is guilty of fraud or any other unlawful act or omission in connection with or affecting this Agreement, or
c)	shall file in any court or with any governmental authority, pursuant to any statute or regulation of any state or country, a petition in bankruptcy or insolvency or for reorganization or for an arrangement or for the appointment of a receiver or trustee of the other party or of its assets, or if the other party proposes a written agreement of composition or extension of its debts, or if the other party shall be served with an involuntary petition against it, filed in any insolvency proceeding, and such petition shall not be dismissed within sixty (60) days after the filing thereof, or if the other party shall propose or be a party to any dissolution or liquidation, or if the other party shall make an assignment for the benefit of its creditors.
8.3	Termination by Company.
a)	This Agreement may be terminated by Company, immediately upon notice, in the event that any third party claims that sale of any Product in the Territory under this Agreement infringes or misappropriates any intellectual property right of such third party.
b)	Company may, in its sole discretion, (i) terminate this Agreement in its entirety, or (ii) terminate this Agreement on a Country-by-Country basis, in accordance with the terms of Sections 2.3, 3.9(e), 3.10, 6.1(c), 10.4 and 10.6.
8.4	Survival. The expiration or earlier termination of this Agreement shall be without prejudice to any rights or obligations of the parties that may have accrued prior to such expiration or termination (including payment of any amounts due hereunder), and the provisions of Sections 1 (definitions), 2.6 (no returns), 3.6 (records and audits), 3.13 (non-competition), 4 (quality control), 7 (confidentiality), 8 (term and termination), 9 (indemnification) and 10 (miscellaneous) shall survive the expiration or termination of this Agreement.
8.5	Return of Inventory. In the event of termination or expiration of this Agreement, Distributor shall within ninety (90) days put at Company’s disposal Distributor’s entire inventory of the Products in saleable condition, and Company shall have the right but not the obligation to repurchase the inventory for the same price as Distributor paid to Company. If Company does not exercise its right to repurchase, Distributor shall be permitted a selloff period of one hundred twenty (120) days to sell off any inventory in its possession. Distributor shall immediately cease all sales, marketing and distribution of the Product at the end of such selloff period and Distributor shall immediately destroy any inventory then-remaining under its control, at its expense, and shall either (a) allow a Company representative to be present during such destruction or (b) provide a certificate of such destruction.
8.6	Transfer of Rights, Authorizations and Registrations. Immediately after the expiration or termination of this Agreement, Distributor shall (a) cease using the Trademarks and any other trademark or trade name which, in the reasonable opinion of Company, is confusingly similar thereto and (b) arrange for the transfer to Company (or any other party indicated by Company) of any Regulatory Approvals in the Territory and all documents regarding the Products in the possession of the Distributor.
(8)

9.	Indemnification
9.1	Indemnification of Company. Distributor shall indemnify, defend and hold harmless Company and its Affiliates, and their respective directors, officers, employees and agents from and against any and all Losses with respect to third party claims arising from or relating to (a) any breach of this Agreement by Distributor or (b) any negligence or willful misconduct on the part of Distributor, its Affiliates and their respective directors, officers, employees and agents in connection with the performance of this Agreement, in each case except to the extent that such Losses arise from Company’s breach of this Agreement.

9.2	Indemnification of Distributor. Company shall indemnify, defend and hold harmless Distributor and its Affiliates, and their respective directors, officers, employees and agents from and against any and all Losses with respect to third party claims arising from or relating to (a) any breach of this Agreement by Company or (b) any negligence or willful misconduct on the part of Company, its Affiliates or their respective directors, officers, employees and agents in connection with the performance of this Agreement, in each case except to the extent that such Losses arise from Distributor’s breach of this Agreement.

9.3	Notice of Claim. In the event that any person entitled to indemnification under this Section 9 is seeking indemnification hereunder, such person shall provide prompt written notice (an “Indemnification Claim Notice”) of any Losses or discovery of fact upon which such person intends to make a claim for indemnification (a “Claim”) to Distributor or Company as the indemnifying party, as applicable, as soon as reasonably practicable. In no event shall an indemnifying party be liable for any Losses that result from any delay by an indemnitee in providing an Indemnification Claim Notice. Each Indemnification Claim Notice shall contain a description of the Claim and the nature and amount of Losses (to the extent that the nature and amount of such Losses are known at such time). The indemnitee shall furnish promptly to the indemnifying party copies of all papers and official documents received in respect of any such Losses.

9.4	Control of Defense. At its option, the indemnifying party may assume the defense of any Claim by giving written notice to the indemnitee within fourteen (14) days after the indemnitee’s submission of an Indemnification Claim Notice. The assumption of the defense of a Claim by the indemnifying party shall not be construed as an acknowledgment that the indemnifying party is liable to indemnify any indemnitee in respect of the Claim, nor shall it constitute a waiver by the indemnifying party of any defense it may assert against any indemnitee’s Claim.

9.5	Settlement. With respect to any Losses relating solely to the payment of money damages in connection with a Claim and that will not result in the indemnitee becoming subject to injunctive relief or constitute an admission of liability or fault on the part of the indemnitee and as to which the indemnifying party shall have acknowledged in writing the obligation to indemnify the indemnitee under this Section 9, the indemnifying party shall have the sole right to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Losses, on such terms as the indemnifying party, in its sole discretion, shall deem appropriate. With respect to all other Losses in connection with any Claim, where the indemnifying party has assumed the defense of a Claim in accordance with Section 9.4, the indemnifying party shall have authority to consent to the entry of any judgment, enter into any settlement or otherwise dispose of such Losses, provided that it obtains the prior written consent of the indemnitee (which consent shall not be unreasonably withheld or delayed).
9.6	No Consequential Damages. IN NO EVENT SHALL EITHER PARTY BE LIABLE TO THE OTHER FOR SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY, PROVIDED THAT THE FOREGOING SHALL NOT LIMIT THE ABILITY OF AN INDEMNITEE TO RECOVER SPECIAL, PUNITIVE, INDIRECT, INCIDENTAL OR CONSEQUENTIAL DAMAGES PAID TO ANY THIRD PARTY UNDER SECTION 9.1 OR 9.2.

(9)

10.	Miscellaneous
10.1	Notices; Contact Persons. Any notice or other communication authorized or required to be given hereunder or for the purpose hereof shall be deemed to have been duly given if sent by registered mail, e-mail or facsimile to the last known business address, email address or facsimile number of the party to whom it is addressed. Each party is obligated to inform the other party immediately in any case of changes in any such contact information. Distributor and Company shall each designate a competent person to be in charge of all contacts between the parties.
10.2	Non-Waiver. Neither the waiver nor the giving of time by either party in respect of any breach of this Agreement shall release the other party from any other obligation of this Agreement or exonerate such other party from any other breach of this Agreement, whether of the same or any other obligation. To be effective any waiver must be in writing.
10.3	Assignment; Sub-Distributors. Neither party may assign any of its rights or delegate any of its obligations hereunder without the prior written consent of the other party, provided that Company may assign any of its rights or delegate any of its obligations hereunder to any Affiliate, successor in interest to the Company, or successor in interest to the Products. Distributor may not appoint any sub-distributors without the prior written consent of Company. Any purported assignment, delegation or appointment in violation of this section shall be null and void.
10.4	Change of Control.
a)	If Distributor or its direct or indirect parent company should merge into a third party, or if a third party in any other way should acquire control over Distributor, then Distributor shall inform Company thereof, within ten (10) days from the date of the merger or date the third party acquired such control over Distributor. Within thirty (30) days after having received notice from Distributor of such merger or change of control, Company shall be entitled to terminate this Agreement, pursuant to Section 8.3, with immediate effect upon written notice to Distributor.
b)	If Company or its direct or indirect parent company should merge into a third party, or if a third party in any other way should acquire control over Company or the Products (each a “Change Event”), then Company shall be entitled to terminate this Agreement, pursuant to Section 8.3, upon written notice to Distributor to take effect six (6) months after the date of the Change Event.
10.5	Force Majeure. No party shall be liable or responsible to the other party, nor be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any obligations to make payments to the other party hereunder), when and to the extent such failure or delay is caused by or results from acts beyond the affected party’s reasonable control, including, without limitation: (a) acts of God; (b) flood, fire, earthquake or explosion; (c) war, invasion, hostilities (whether war is declared or not), terrorist threats or acts, riot or other civil unrest; (d) actions, embargoes, trade restrictions or blockades in effect on or after the date of this Agreement; and (e) national or regional emergency. If any of the foregoing events has been ongoing for a consecutive period of ninety (90) days, the party not affected by such events shall be entitled to terminate this Agreement with immediate effect upon written notice to the other party.
10.6	Relationship of the Parties. Nothing herein shall be construed to create a joint venture or partnership between the parties hereto. Neither party shall have any express or implied right or authority to assume or create any obligations on behalf of or in the name of the other party or to bind the other party to any contract, agreement or undertaking with any third party.
10.7	No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties and their successors and permitted assigns and is not intended to confer upon any third party rights or remedies hereunder.
10.8	Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one instrument. An executed signature page of this Agreement delivered by facsimile transmission or by e-mail in “portable document format” (“.pdf”) shall be as effective as an original executed signature page.
10.9	Entire Agreement; Amendments. This Agreement, including the schedules attached hereto, replaces and supersedes any and all other prior agreements and arrangements between the parties regarding the subject matter hereof. Any amendment to this Agreement shall, in order to be effective, be made in writing and shall be signed by a duly authorized officer or agent of each party.
10.10	Further Assurance. Each party shall perform all further acts and things and execute and deliver such further documents as may be necessary or as the other party may reasonably require to implement or give effect to this Agreement.
10.11	Severability. If any term or provision of this Agreement is held invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
10.12	English Language. This Agreement shall be written and executed in, and all other communications under or in connection with this Agreement shall be in, the English language. Any translation into any other language shall not be an official version hereof, and in the event of any conflict in interpretation between the English version and such translation, the English version shall control.
10.13	Applicable Law. This Agreement shall be interpreted in accordance with and governed by the substantive laws of the State of New York, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any jurisdiction other than those of the State of New York.
10.14	Dispute Resolution. Any dispute, controversy or claim arising out of or relating to this Agreement, or the breach hereof, shall be finally settled by arbitration in Dublin, Ireland.

(10)

[SIGNATURE PAGE TO FOLLOW]

In Witness Whereof, the parties hereto have duly executed this Agreement, effective as of the Effective Date.

PanAm Global Logistics, Inc.		Airmed Biopharma Limited

By:		By:	/s/ Noreen Griffin
	Name: Andres Rodriguez		Name: Noreen Griffin
	Title: Manager		Title: CEO

(11)

Schedule 1

List of Products and Trademarks

Products

Low dose naltrexone

Trademarks

Lodonal

(12)

Schedule 2

List Price

$1 per pill ($30 per Carton)

(13)

Schedule 3

Product Specifications

To be furnished by Company.

(14)

Schedule 4

Monthly Report

Template to be furnished by Company.